U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File No.: 001-04192

Scully Royalty Ltd.

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report for the Six Months Ended June 30, 2019

(December 31, 2019)

All references in this document to "$" and "dollars" are to Canadian dollars, all references to "US$" are to United States dollars and all references to "Euro" or "€" are to the European Union Euro, unless otherwise indicated.

Unless the context otherwise indicates, references herein to "we", "us", "our", the "Company" or "SRL" are to Scully Royalty Ltd. and its consolidated subsidiaries. Unless otherwise indicated, references herein to numbers of our common shares of US$0.001 par value each, referred to as the "Common Shares".

The following report and the discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2019 should be read in conjunction with our unaudited interim financial statements and notes thereto for the six months ended June 30, 2019 and the annual audited financial statements and notes thereto of SRL for the year ended December 31, 2018 filed with the United States Securities and Exchange Commission (the "SEC") and applicable Canadian securities regulators. Our financial statements for such periods have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Disclaimer for Forward-Looking Information

Certain statements in this document are forward-looking statements or forward-looking information, within the meaning of applicable securities laws, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding our business plans, our plans to enhance shareholder value and the expected benefits of such strategies, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates and our ability to expand our business. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties is set out in this report, including under “Risk Factors”, and in our annual report on Form 20-F for the year ended December 31, 2018. Such forward-looking statements should therefore be construed in light of such factors. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Dear Fellow Shareholders:

Today we announced the financial results of Scully Royalty Ltd. for the first half of 2019 as well as an important first step we are taking to maximize shareholder value in the future.

We previously announced that one of our priorities for 2019 was to structure the group in a way that assists in eliminating the discount between the market price of our common shares and our stated net book value per share. We are currently in the process of finalizing the first step in this process, being an internal restructuring that will result in Scully Royalty Ltd. having the following three separate and independently managed groups operating underneath its corporate umbrella:

Beginning with our annual report for 2019, we intend to disclose the operating results of these three groups on a separate basis. Among other things, we believe that this will allow investors to better assess and evaluate our interest in the Scully Iron Ore Mine and the assets of each of our other groups on a standalone basis. This is a key step as we work towards our goal of eliminating the existing discount between our net book value and the market price of our common shares.

Letter to Shareholders
(i)

The following table provides selected information regarding our financial position as at June 30, 2019:

(Canadian dollars in thousands, except share and per share amounts)	June 30, 2019
Current assets	86,829
Non-current assets	402,039
Current liabilities	(35,483)
Long-term liabilities	(85,276)
Working capital	51,346
Shareholders' equity	360,262

Shares outstanding (‘000s)	12,535
Book value per share (Canadian dollars)	28.74

Going forward, we plan to continue to work towards structuring the group in a way that maximizes shareholder value over the long-term. We expect to make further progress on this in 2020.

Stakeholder Communications

Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further, stakeholders are encouraged to:

-	read this entire half-year report, which includes our unaudited financial statements and management’s discussion and analysis for the six months ended June 30, 2019, for a greater understanding of our business and operations; and

-	direct any questions regarding the information in this report to our North American toll free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

Respectfully Submitted,

Michael J. Smith

Chairman, President and Chief Executive Officer

Letter to Shareholders
(ii)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nature of Business

We are an international merchant bank that provides financial services. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including natural resources and medical supplies and services. We also hold an interest in a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055.  Pursuant to this sub-lease, we hold a 7.0% net revenues royalty interest on iron ore shipped from the mine and a 4.2% net revenues royalty interest on iron ore shipped from tailings and other disposed materials. The new operator of the mine re-commenced mining operations in 2019. Under the terms of the sub-lease, we are entitled to quarterly minimum royalty payments of $3.25 million per year, which quarterly payments may be credited towards earned royalties relating to the same calendar year, with minimum payments earned in 2017 and 2018 creditable to earned royalties in 2018 and 2019.

As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

Our business is divided into two operating segments: (i) Merchant Banking, which includes our royalty interest, captive supply assets, financial services and proprietary investing activities; and (ii) All Other.

Discussion of Operations

The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2019 and 2018 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.

General

We are an international merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical supplies and services.

As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

Business Environment

Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally, including the availability of capital, the availability of credit and the level of market and commodity price volatility. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking as well as other capital sources such as hedge funds and private equity firms and other companies engaged in similar activities in Europe, Asia and globally.

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. As at June 30, 2019, the Canadian dollar was stronger by 4.9% against the Euro from the end of 2018. We recognized a net $10.0 million currency translation adjustment loss under accumulated other comprehensive income within equity in the six months ended June 30, 2019, compared to $0.9 million in the comparative period of 2018. In addition, we recognized net gains of $3.5 million on exchange differences on foreign currency transactions in our consolidated statement of operations in the six months ended June 30, 2019, compared to $4.9 million in the comparative period of 2018.

Results of Operations

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Six Months Ended June 30,
	2019		2018
	(In thousands, except per share amounts)
Revenue	$66,498		$78,083
Costs of sales and services	74,223		94,820
Selling, general and administrative expenses	11,784		13,728
Share-based compensation – selling, general and administrative	-		69
Loss on settlement	-		5,600
Finance costs	380		1,781
Exchange differences on foreign currency transactions, net gain	(3,506)		(4,926)
Net loss(1)	(16,406	)(2)	(31,973	)(3)
Loss per share:
Basic	(1.31)		(2.55)
Diluted	(1.31)		(2.55)

Notes:

(1)	Attributable to our shareholders.
(2)	Includes credit losses of $12.5 million.
(3)	Includes credit losses of $33.6 million primarily in connection with our insolvent former customer and former subsidiaries, a write-off of payables of $8.6 million related to former subsidiaries and a loss on settlement of $5.6 million.

The following is a breakdown of our gross revenue by segment for each of the periods indicated:

	Six Months Ended June 30,
	2019	2018
	(In thousands)
Revenue:
Merchant banking	$62,846	$75,572
All other	3,652	2,511
	$66,498	$78,083

In the first half of 2019, 85% of our revenue was from Europe, 10% were from the Americas and 5% were from Asia and other regions.

In the first half of 2019, our proportionate revenue by product w 88% from materials processing, 7% from hydrocarbons and 5% from other.

Based upon the average exchange rates for the first half of 2019, the Canadian dollar strengthened by approximately 2.7% in value against the Euro compared to the same period of 2018.

Revenue for the first half of 2019 decreased to $66.5 million from $78.1 million in the same period of 2018 primarily as a result of a decrease in materials processing.

Revenue for our merchant banking business for the first half of 2019 decreased to $62.8 million from $75.6 million in the same period of 2018 primarily as a result of reduced volumes and pricing of certain metals products. Revenue for our all other segment increased to $3.7 million in the first half of 2019 from $2.5 million in the same period of 2018. No revenue was recognized from our interest in the Scully Iron Ore Mine during the first six months of 2019 as payments received in 2019 are considered to be deferred revenue as they may be credited towards any royalties earned on actual production in the same year.

Revenue for our all other segment was $3.7 million in the first half of 2019, compared to $2.5 million in the same period of 2018.

Costs of sales and services decreased to $74.2 million during the first half of 2019 from $94.8 million for the same period in 2018 primarily as a result of decreased merchant banking products and services and credit losses. See "Recent Developments".

The following is a breakdown of our costs of sales and services for each of the periods indicated:

	Six Months Ended
	June 30,
	2019	2018
	(In thousands)
Merchant banking products and services	$60,874	$66,184
Credit losses	12,531	33,640
Market value (increase) decrease on commodity inventories	(44)	81
(Gain) loss on derivative contracts, net	(437)	74
Write-down of inventories	1,776	-
(Gain) loss on subsidiaries	(691)	17
Fair value loss on a loan payable measured at FVTPL	245	-
Other	(31)	(5,176)
Total costs of sales and services	$74,223	$94,820

In the first half of 2019, we recognized credit losses of $12.5 million, which included the write-off of a $6.1 million loan, provisions related to contingent liabilities which are expected to be realized and the impairment of certain receivables, compared to $33.6 million in the same period of 2018.

We recognized a gain on subsidiaries of $0.7 million in the first half of 2019 compared to a loss of $17,000 in the same period of 2018.

Selling, general and administrative expenses decreased to $11.8 million in the first half of 2019 from $13.7 million in the same period of 2018 primarily as a result of a reduction in operations and activities.

In the first half of 2019, finance costs decreased to $0.4 million from $1.8 million in the same period of 2018 primarily as a result of decreased indebtedness during the period.

In the first half of 2019, we recognized a net foreign currency transaction gain of $3.5 million, compared to $4.9 million in the same period of 2018, in the consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items and the disposition of subsidiaries with accumulated other comprehensive income due to foreign exchange or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax recovery of $58,000 in the first half of 2019, compared to $1.3 million in the same period of 2018. Our income tax paid in cash, excluding resource property revenue taxes, during the first half of 2019 was $0.2 million, compared to $1.8 million in the same period of 2018. We also recognized resource property revenue taxes of $nil in the first half of 2019 and $0.3 million in the same period of 2018.

Overall, we recognized an income tax recovery of $58,000 (income tax recovery of $58,000 and resource property revenue taxes of $nil) in the first half of 2019, compared to $1.0 million (income tax recovery of $1.3 million and resource property revenue taxes of $0.3 million) in the same period of 2018.

In the first half of 2019, our net loss attributable to shareholders was $16.4 million, or $1.31 per share on a basic and diluted basis, compared to $32.0 million, or $2.55 per share on a basic and diluted basis, in the same quarter of 2018.

Liquidity and Capital Resources

General

Liquidity is of importance to our business as insufficient liquidity often results in underperformance.

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders;

•	to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk; and

•	to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk.

We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders' equity. Net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt, less current portion divided by shareholders' equity.

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	June 30,	December 31,
	2019	2018
	(In thousands, except ratio amounts)
Total debt	$-	$-
Less: cash and cash equivalents	(58,183)	(67,760)
Net debt	Not applicable	Not applicable
Shareholders' equity	360,262	386,376
Net debt-to-equity ratio	Not applicable	Not applicable

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at June 30, 2019 and December 31, 2018. Our net debt-to-equity was not applicable as we had a net cash and cash equivalents balance as at June 30, 2019 and December 31, 2018.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	June 30,	December 31,
	2019	2018
	(In thousands, except ratio amounts)
Long-term debt, less current portion(1)	$-	$-
Shareholders' equity	360,262	386,376
Long-term debt-to-equity ratio	Not applicable	Not applicable

Notes:

(1)	Does not include a non-interest bearing loan payable of 4.1 million as at June 30, 2019 and 4.0 million as at December 31, 2018 which is measured at fair value through profit or loss and does not have a fixed repayment date. See "— Financial Position".

During the first half of 2019, our strategy, which remained unchanged from the same period of 2018, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels.

Cash Flows

Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long-term debt below for further information.

Our business can be cyclical and our cash flows can vary accordingly. Our principal operating cash expenditures are for our working capital, proprietary investments and general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of our operations, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and expected cash flows from operations to meet our working capital and other requirements as well as unexpected cash demands.

The following table presents a summary of cash flows for each of the periods indicated:

	Six Months Ended June 30,
	2019	2018
	(In thousands)
Cash flows used in operating activities	$(6,636)	$(4,350)
Cash flows provided by investing activities	154	544
Cash flows used in financing activities	(560)	(805)
Exchange rate effect on cash and cash equivalents	(2,535)	2,222
Decrease in cash and cash equivalents	(9,577)	(2,389)

Cash Flows from Operating Activities

Operating activities used cash of $6.6 million in the six months ended June 30, 2019, compared to $4.4 million in the same period of 2018. An increase in receivables used cash of $0.5 million in the six months ended June 30, 2019, compared to a decrease in receivables providing cash of $8.5 million in the same period of 2018. A decrease in account payables and accrued expenses provided cash of $1.3 million in the six months ended June 30, 2019, compared to a decrease in account payables and accrued expenses using cash of $2.2 million in the same period of 2018. In the six months ended June 30, 2019, short-term bank borrowings had a cash effect of $nil, compared to a decrease in short-term bank borrowings using $1.6 million in the same period of 2018. A decrease in inventories provided cash of $2.8 million in the six months ended June 30, 2019, compared to an increase in inventories using cash of $2.1 million in the same period of 2018. An increase in deposits, prepaid and other used cash of $0.8 million in the six months ended June 30, 2019, compared to $0.9 million in the same period of 2018. An increase in assets held for sale used cash of $3.4 million in the six months ended June 30, 2019 compared to $nil in the same period of 2018.

Cash Flows from Investing Activities

Investing activities provided cash of $0.2 million in the six months ended June 30, 2019, compared to $0.5 million in the same period of 2018. In the six months ended June 30, 2019, proceeds from sales of investment property provided cash of $nil, compared to $1.0 million in the same period of 2018. In the six months ended June 30, 2019, sales of property, plant and equipment, net of purchases, provided cash of $40,000, compared to sales of property, plant and equipment, net of purchases, using cash of $0.4 million in the same period of 2018.

Cash Flows from Financing Activities

Cash used by financing activities was $0.6 million in the six months ended June 30, 2019, compared to $0.8 million in the same period of 2018. A reduction in finance lease liabilities used cash of $0.6 million in the six months ended June 30, 2019, compared to $nil in the same period of 2018.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	June 30,	December 31,
	2019	2018
	(In thousands)
Cash and cash equivalents	$58,183	$67,760
Short-term securities	7,160	7,400
Securities – derivatives (current)	165	209
Trade receivables	4,630	5,343
Tax receivables (current portion)	816	104
Other receivables	3,457	8,675
Inventories	6,365	11,406
Restricted cash	-	281
Deposits, prepaid and other	1,935	828
Assets held for sale	4,118	-
Total assets	488,868	506,913
Working capital	51,346	74,799

	June 30,	December 31,
	2019	2018
	(In thousands)
Account payables and accrued expenses	33,037	26,315
Financial liabilities – derivatives (current)	355	37
Income tax liabilities	881	855
Liabilities relating to assets held for sale	1,210	-
Loan payable (long-term)	4,064	3,981
Deferred income tax liabilities	65,049	66,421
Decommissioning obligations (long- term)	15,861	13,641
Shareholders' equity	360,262	386,376

We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use liquidity for our own proprietary trading and investing activities.

As at June 30, 2019, cash and cash equivalents decreased to $58.2 million from $67.8 million as at December 31, 2018.

Trade receivables and other receivables were $4.6 million and $3.5 million, respectively, as at June 30, 2019, compared to $5.3 million and $8.7 million, respectively, as at December 31, 2018. The decrease in other receivables was primarily as a result of the write-off of a loan.

Inventories decreased to $6.4 million as at June 30, 2019, from $11.4 million as at December 31, 2018 primarily as a result of improved working capital management and efficiencies. Substantially all of our inventories were contracted at fixed prices or hedged as at June 30, 2019.

Deposits, prepaid and other assets were $1.9 million as at June 30, 2019, compared to $0.8 million as at December 31, 2018.

We had short-term securities of $7.2 million as at June 30, 2019 and $7.4 million as at December 31, 2018.

We had short-term financial assets relating to hedging derivatives of $0.2 million as at June 30, 2019 and as at December 31, 2018. We had current liabilities relating to hedging derivatives of $0.4 million as at June 30, 2019, compared to $37,000 as at December 31, 2018.

Current tax receivables, consisting primarily of refundable value-added taxes, were $0.8 million as at June 30, 2019 and $0.1 million as at December 31, 2018.

We had assets held for sale as at June 30, 2019 of $4.1 million which related to a subsidiary in dissolution compared to $nil as at December 31, 2018.

Account payables and accrued expenses were $33.0 million as at June 30, 2019, compared to $26.3 million as at December 31, 2018. The increase was primarily due to a provision of $3.1 million for losses on guarantees.

We had deferred income tax liabilities of $65.0 million as at June 30, 2019, compared to $66.4 million as at December 31, 2018.

We had a non-interest bearing loan payable, which is measured at fair value through profit or loss, of $4.1 million as at June 30, 2019, compared to $4.0 million as at December 31, 2018. The loan does not have a fixed repayment date and the estimated fair value has been determined using a discount rate for similar instruments.

As at June 30, 2019, we had long-term decommissioning obligations of $15.9 million relating to our existing hydrocarbon properties, compared to $13.6 million as at December 31, 2018.

Short-Term Bank Loans and Facilities

As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities. Most of these facilities are short-term. These facilities are used in our day-to-day structured solutions and merchant banking business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

Long-Term Debt

As at June 30, 2019 we have no long-term debt. Please refer to Note 16 to our audited consolidated financial statements for the year ended December 31, 2018, for further information.

Future Liquidity

We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our presentation currency is the Canadian dollar. We translate subsidiaries' assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenues is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and the United States dollar.

In the six months ended June 30, 2019, we reported a net $10.0 million currency translation adjustment loss under accumulated other comprehensive income within equity. This compared to a net $0.9 million currency translation adjustment loss in the same period of 2018. This currency translation adjustment does not affect our profit and loss statement until the disposal of a foreign operation.

Contractual Obligations

The following table sets out our contractual obligations and commitments as at December 31, 2018 in connection with our long-term liabilities.

	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Operating lease obligations	$1,327	$1,402	$902	$1,155	$4,786
Purchase obligations	686	-	-	-	686
Loan Payable(3)	-	-	-	3,981	3,981
Total	$2,013	$1,402	$902	$5,136	$9,453

Notes:

(1)	Undiscounted.
(2)	This table does not include non-financial instrument liabilities, guarantees and liabilities relating to assets held for sale.
(3)	Consists of a US dollar loan payable to a former subsidiary, which is interest free, does not have a fixed maturity date and is measured at fair value through profit or loss. The undiscounted contractual amount due to former subsidiary out of surplus cash of the applicable subsidiary note holder is $55.1 million (US$42,070). The payment amount disclosed here represents its fair value as December 31, 2018. Inclusive of the undiscounted contractual amount due, total contractual obligations at June 30, 2019 are $60.3 million. The actual repayment may be materially different from the amounts disclosed herein. See "— Financial Position" for further information.

Risk Management

Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

Inflation

We do not believe that inflation has had a material impact on our revenue or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 2 to our audited consolidated financial statements for the year ended December 31, 2018 for a discussion of the significant accounting policies.

In the process of applying our accounting policies, management makes various judgments and estimates that can significantly affect the amounts it recognizes in the consolidated financial statements. The following is a description of the critical judgments and estimates that management has made in the process of applying our accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements:

Identification of Cash-generating Units

Our assets are aggregated into cash-generating units, referred to as "CGUs", for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine our CGUs change, we will re-determine the groupings of CGUs.

Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of our non-financial assets, other than deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for hydrocarbon commodities or refined products, a significant change in an asset's market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity's market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on our CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, marketing supply and demand, product margins and in the case of hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying value of goodwill and non-financial assets.

Impairment losses recognized in prior years are assessed at the end of each reporting period for indications that the impairment has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, if no impairment loss had been recognized.

Valuation of Investment Property

Investment properties are included in the consolidated statement of financial position at their market value, unless their fair value cannot be reliably determined at that time. The market value of investment properties is assessed annually by an independent qualified valuer, who is an authorized expert for the valuation of developed and undeveloped land in Germany, after taking into consideration the net income with inputs on realized basic rents, operating costs and damages and defects. The assumptions adopted in the property valuations are based on the market conditions existing at the end of the reporting period, with reference to current market sales prices and the appropriate capitalization rate. Changes in any of these inputs or incorrect assumptions related to any of these items could materially impact these valuations.

Assets Held for Sale

We apply judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.

Consolidation

Judgment is required when assessing whether we control and therefore consolidate an entity, particularly an entity with complex share capital, management/decision-making or financing structures. Judgment is required to determine whether we have decision-making power over the key relevant activities of an investee, whether we have exposure or rights to variable returns from its involvement with the investee and whether we have the ability to use that power to affect its returns.

Purchase Price Allocations

For each business combination, we measure the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. The determination of fair value requires us to make assumptions, estimates and judgments regarding future events, including the profit forecast of the new subsidiary in the future. The allocation process is inherently subjective and impacts the amounts assigned to individual identifiable assets and liabilities, including the fair value of long-lived assets, the recognition and measurement of any unrecorded intangible assets and/or contingencies and the final determination of the amount of goodwill or bargain purchase. The inputs to the exercise of judgments include legal, contractual, business and economic factors. As a result, the purchase price allocation impacts our reported assets and liabilities and future net earnings due to the impact on future depreciation, depletion and amortization and impairment tests.

Credit Losses and Impairment of Receivables

On January 1, 2018, we adopted IFRS 9, Financial Instruments, referred to as "IFRS 9". As a result, we apply credit risk assessment and valuation methods to our trade and other receivables under IFRS 9 which establishes a single forward-looking expected loss impairment model to replace the incurred impairment model under IAS 39, Financial Instruments: Recognition and Measurement.

We measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. The objective of the impairment requirements is to recognize lifetime expected credit losses for all financial instruments for which there have been significant increases in credit risk since initial recognition – whether assessed on an individual or collective basis – considering all reasonable and supportable information, including that which is forward-looking.

At each reporting date, our management assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, management uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, management compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

Allowance for credit losses is maintained at an amount considered adequate to absorb the expected credit losses. Such allowance for credit losses reflects our management's best estimate of changes in the credit risk on our financial instruments and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, particularly on a looking-forward basis; which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include the assessment of the credit risk of our financial instruments, legal rights and obligations under all the contracts and the expected future cash flows from the financial instruments, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the financial assets. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.

Interests in Resource Properties and Reserve Estimates

We had interests in resource properties mainly comprised of an interest in an iron ore mine, and to a lesser extent, hydrocarbon properties, with an aggregate carrying amount of $274.2 million as at June 30, 2019.

Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of our group's interests in resource properties and/or property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and depreciation, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from our hydrocarbon interests are independently evaluated by reserve engineers at least annually. See Note 13 to our audited annual consolidated financial statements for the year ended December 31, 2018 for further information.

Our hydrocarbon reserves represent the estimated quantities of petroleum, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be economically recoverable in future years from known reservoirs and which are considered commercially producible. Such reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon: (a) a reasonable assessment of the future economics of such production; (b) a reasonable expectation that there is a market for all or substantially all the expected hydrocarbon production; and (c) evidence that the necessary production, transmission and transportation facilities are available or can be made available. Reserves may only be considered proven and probable if producibility is supported by either production or conclusive formation tests.

Included in interests in resource properties as at June 30, 2019, were exploration and evaluation assets with an aggregate carrying amount of $17.0 million. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.

Impairment of Other Non-Financial Assets

We had property, plant and equipment aggregating $56.1 million as at June 30, 2019, consisting mainly of a power plant and a natural gas processing facility. Impairment of our non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company's CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of our property, plant and equipment.

Taxation

We are subject to tax in a number of jurisdictions and judgment is required in determining the worldwide provision for income taxes. Deferred income taxes are recognized for temporary differences using the liability method, with deferred income tax liabilities generally being provided for in full (except for taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future) and deferred income tax assets being recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Our operations and organization structures are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We only recognize the income tax benefit of an uncertain tax position when it is probable that the ultimate determination of the tax treatment of the position will result in that benefit being realized.

The income tax filings of the companies in our group are subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase our income tax liabilities. In addition, the companies have filed appeals and have disputed certain issues. While the results of these items cannot be ascertained at this time, we believe that we have an adequate provision for income taxes based on available information.

We recognized deferred income tax assets of $14.5 million as at June 30, 2019. In assessing the realizability of deferred income tax assets, our management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Our management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

We provide for future income tax liabilities in respect of uncertain tax positions where additional income tax may become payable in future periods and such provisions are based on our management's assessment of exposure. We did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional income tax liabilities.

Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we do not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements of the period in which the change in probability occurs. See Note 26 to our audited annual consolidated financial statements for further information.

New Standards and Interpretations Adopted and Not Yet Adopted

IFRS 16, Leases, referred to as "IFRS 16", issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees under a model that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and its related interpretations and management adopted IFRS 16 for annual reporting periods beginning on January 1, 2019. The impacts of IFRS 16 on our consolidated financial statements as of January 1, 2019 were a debit of $2.9 million to the right-of-use assets with credits of $0.8 million and $2.1 million, respectively, to the account payables and accrued expenses under current liabilities and other long-term liabilities when we applied IFRS 16 retrospectively with the cumulative effect of initially applying the standards as at the date of its initial application.

In December 2017, Annual Improvements to IFRS Standards 2015-2017 Cycle amended paragraph 14 of IAS 23, Borrowing Costs. The amendments clarify that the capitalization rate to the expenditures on a qualifying asset shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, and an entity shall exclude from this calculation borrowing costs applicable to borrowings made specifically for the purpose of obtaining the qualifying asset until substantially all the activities necessary to prepare that asset for its intended use or sale are complete. We applied these amendments effective January 1, 2019 and there was no material impacts on our consolidated financial statements.

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments, referred to as "IFRIC 23". IFRIC 23 aims to reduce diversity in how companies recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments. This interpretation was effective for annual periods beginning on January 1, 2019. On initial application, we elected to apply this interpretation retrospectively, with the cumulative effect of initially applying the interpretation recognized at the date of initial application as an adjustment, which was $nil, to the opening balance of retained earnings.

In October 2018, IASB issued amendments to its definition of material to make it easier for companies to make materiality judgements. The updated definition amends IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of material and how it should be applied and ensure that the definition of material is consistent across all IFRS standards. The changes are effective from January 1, 2020, but companies can decide to apply them earlier. Our management is assessing its impacts on our financial statement presentation.

Transactions with Related Parties

In the normal course of operations, we enter into transactions with related parties, as such term is defined under IFRS. These related party transactions are conducted in arm's-length transactions at normal market prices and on normal commercial terms. In one situation, certain expenses of our group were settled by a company owned by our President / Chief Executive Officer at cost and are either subsequently reimbursed or advanced. This arrangement is in place to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. As at June 30, 2019, we had net receivables of $4,776 related to this arrangement. In addition to any transactions disclosed elsewhere herein, we had the following transactions with related parties:

Six months ended June 30:	2019	2018
	(In thousands)
Interest income	$4	$-
Reimbursements of general and administrative expenses, at cost	$(241)	$-

As at June 30:	2019	2018
	(In thousands)
Receivables	$854	$-
Receivables (included in assets held for sale)	$3,922	$-

Financial and Other Instruments

We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to commodity price and currency exchange rate risks. The use of derivative instruments depends on our management's perception of future economic events and developments. These types of derivatives are often very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

Please refer to Note 29 of our audited consolidated financial statements for the year ended December 31, 2018 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2018.

Outstanding Share Data

Our share capital consists of US$450,000 divided into 300,000,000 Common Shares and 150,000,000 preference shares divided into US$0.001 par value each. Our Common Shares are listed on the New York Stock Exchange under the ticker symbol "SRL". As of December 30, 2019, we had 12,554,801 Common Shares, 426,000 stock options and no share purchase warrants issued and outstanding.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as "NI 52-109", as at June 30, 2019. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

There were no changes in our internal control over financial reporting that occurred during the six months ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations and is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Legal Proceedings

We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including audits and reassessments including relating to our former affiliates, and litigation related thereto.

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of our group in the amount of approximately EUR 43 million. We believe such claim is without merit and intend to vigorously defend such claim.

Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current evaluations are materially incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 26 to our audited consolidated financial statements for the year ended December 31, 2018 for further information.

Risk Factors

Statements in this report that are not reported financial results or other historical information are "forward-looking statements" within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as "anticipate", "could", "project", "should", "expect", "seek", "may", "intend", "likely", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this "forward-looking" character.

There are a number of important factors, many of which are beyond our control, that could harm our business, operating or financial condition or that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, the following:

-	our financial results may fluctuate substantially from period to period;

-	a weakening of the global economy, including capital and credit markets, could adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;

-	our business is highly competitive;

-	if the fair values of our long-lived assets fall below our carrying values, we would be required to record non-cash impairment losses that could have a material impact on our results of operations;

-	our earnings and, therefore, our profitability may be affected by price volatility in our various products;

-	we may face a lack of suitable acquisition, merger or other proprietary investment candidates, which may limit our growth;

-	our activities are subject to counterparty risks associated with the performance of obligations by our counterparties;

-	we are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow;

-	our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition;

-	derivative transactions may expose us to unexpected risk and potential losses;

-	the operations of our banking subsidiary are subject to regulation and risks faced by other financial institutions, which could adversely affect our business and operations;

-	any failure to remain in compliance with sanctions, anti-money laundering laws or other applicable regulations in the jurisdictions in which we operate could harm our reputation and/or cause us to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on our business, financial condition and results of operations;

-	fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition;

-	some of our operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations;

-	limitations on our access to capital could impair our liquidity and our ability to conduct our business;

-	we may substantially increase our debt in the future;

-	as a result of our global operations, we are exposed to political, economic, environmental, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow;

-	we are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation;

-	we rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business;

-	we conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities;

-	the operation of the iron ore mine underlying our royalty interest was closed in 2014. Its operation is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator's failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition;

-	our hydrocarbon and related operations are subject to inherent risks and hazards;

-	future environmental and reclamation obligations respecting our resource properties and interests may be material;

-	strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business;

-	tax audits or disputes, or changes in the tax laws applicable to us, could materially increase our tax payments;

-	restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and effect the value of your investment;

-	failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business;

-	investors' interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities;

-	certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares; and

-	investors may face difficulties in protecting their interests, and their ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC's website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Scully Royalty Ltd.'s auditors have not reviewed the unaudited financial statements for the period ended June 30, 2019.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the accompanying interim condensed consolidated statements of financial position of Scully Royalty Ltd. as at June 30, 2019 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the six months ended June 30, 2019 is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of Scully Royalty Ltd.

The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

SCULLY ROYALTY LTD.

(Formerly MFC Bancorp Ltd.)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Canadian Dollars in Thousands)

	June 30,	December 31,
	2019	2018
ASSETS
Current Assets
Cash and cash equivalents	$58,183	$67,760
Securities	7,160	7,400
Securities - derivatives	165	209
Trade receivables	4,630	5,343
Tax receivables	816	104
Other receivables	3,457	8,675
Inventories	6,365	11,406
Restricted cash	-	281
Deposits, prepaid and other	1,935	828
Assets held for sale	4,118	-
Total current assets	86,829	102,006
Non-current Assets
Securities	4,001	4,702
Real estate held for sale	13,337	13,830
Investment property	38,964	37,804
Property, plant and equipment	56,083	58,325
Interests in resource properties	274,167	273,250
Tax receivables	465	488
Deferred income tax assets	14,526	15,735
Other	496	773
Total non-current assets	402,039	404,907
	$488,868	$506,913
LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	$33,037	$26,315
Financial liabilities - derivatives	355	37
Income tax liabilities	881	855
Liabilities relating to assets held for sale	1,210	-
Total current liabilities	35,483	27,207
Long-term Liabilities
Loan payable	4,064	3,981
Decommissioning obligations	15,861	13,641
Deferred income tax liabilities	65,049	66,421
Other	302	1,257
Total long-term liabilities	85,276	85,300
Total liabilities	120,759	112,507
Equity
Capital stock, fully paid	16	16
Additional paid-in capital	312,132	312,132
Treasury stock	(2,643)	(2,643)
Contributed surplus	16,735	16,735
Retained earnings	2,927	19,333
Accumulated other comprehensive income	31,095	40,803
Shareholders' equity	360,262	386,376
Non-controlling interests	7,847	8,030
Total equity	368,109	394,406
	$488,868	$506,913

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2019 and 2018

(Unaudited)

(Canadian Dollars in Thousands, Except Per Share Amounts)

	2019	2018
Revenue	$66,498	$78,083

Costs and expenses:
Costs of sales and services	74,223	94,820
Selling, general and administrative	11,784	13,728
Share-based compensation – selling, general and administrative	-	69
Loss on settlement	-	5,600
Finance costs	380	1,781
Exchange differences on foreign currency transactions, net gain	(3,506)	(4,926)
	82,881	111,072

Loss before income taxes	(16,383)	(32,989)
Income tax recovery (expense):
Income taxes	58	1,332
Resource property revenue taxes	-	(325)
	58	1,007
Net loss for the period	(16,325)	(31,982)
Net (income) loss attributable to non-controlling interests	(81)	9
Net loss attributable to owners of the parent company	$(16,406)	$(31,973)

Loss per share
Basic	$(1.31)	$(2.55)
Diluted	(1.31)	(2.55)

Weighted average number of common shares outstanding
— basic	12,534,801	12,534,801
— diluted	12,534,801	12,534,801

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Six Months Ended June 30, 2019 and 2018

(Unaudited)

(Canadian Dollars in Thousands)

	2019	2018
Net loss for the period	$(16,325)	$(31,982)
Other comprehensive loss, net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	(8,891)	(928)
Reclassification adjustment for exchange differences to statement of operations for subsidiaries disposed	(1,082)	-
Net exchange difference	(9,973)	(928)
Fair value gain (loss) on securities at fair value through other comprehensive income	1	(41)
Reclassification of reversal of impairment charge to statement of operations	-	(2)
Net fair value gain (loss) on securities at fair value through other comprehensive income	1	(43)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of net defined benefit liabilities	-	-
	(9,972)	(971)
Total comprehensive loss for the period	(26,297)	(32,953)
Comprehensive loss (income) attributable to non-controlling interests	183	(54)
Comprehensive loss attributable to owners of the parent company	$(26,114)	$(33,007)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended June 30, 2019 and 2018

(Unaudited)

(Canadian Dollars in Thousands)

	Capital Stock		Treasury Stock		Contributed Surplus			Available Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Contingently Issuable Shares	Retained Earnings (Deficit)	Available- for-sale Securities	Securities at Fair Value Through Other Comprehensive Income	Currency Translation Adjustment	Shareholders' Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2018	12,600,448	$312,148	(65,647)	$(2,643)	$16,735	$-	$19,333	$-	$(141)	$40,944	$386,376	$8,030	$394,406
Net (loss) income	-	-	-	-	-	-	(16,406)	-	-	-	(16,406)	81	(16,325)
Net fair value gain	-	-	-	-	-	-	-	-	1	-	1	-	1
Net exchange differences	-	-	-	-	-	-	-	-	-	(9,709)	(9,709)	(264)	(9,973)
Balance at June 30, 2019	12,600,448	$312,148	(65,647)	$(2,643)	$16,735	$-	$2,927	$-	$(140)	$31,235	$360,262	$7,847	$368,109

Balance at December 31, 2017	12,600,448	$312,148	(65,647)	$(2,643)	$16,666	$-	$(87,183)	$461	$-	$38,331	$277,780	$2,169	$279,949
Initial application of new international financial reporting standard	-	-	-	-	-	-	524	(461)	(63)	-	-	-	-
Net loss	-	-	-	-	-	-	(31,973)	-	-	-	(31,973)	(9)	(31,982)
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	(805)	(805)
Share-based compensation	-	-	-	-	69	-	-	-	-	-	69	-	69
Net fair value loss	-	-	-	-	-	-	-	-	(43)	-	(43)	-	(43)
Net exchange differences	-	-	-	-	-	-	-	-	-	(991)	(991)	63	(928)
Balance at June 30, 2018	12,600,448	$312,148	(65,647)	$(2,643)	$16,735	$-	$(118,632)	$-	$(106)	$37,340	$244,842	$1,418	$246,260

Total Comprehensive (Loss) Income for the six months ended June 30:	Owners of the Parent Company	Non-controlling Interests	Total
2018	$(33,007)	$54	$(32,953)
2019	$(26,114)	$(183)	$(26,297)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2019 and 2018

(Unaudited)

(Canadian Dollars in Thousands)

	2019	2018
Cash flows from operating activities:
Net loss for the period	$(16,325)	$(31,982)
Adjustments for:
Amortization, depreciation and depletion	3,332	2,996
Exchange differences on foreign currency transactions	(3,506)	(4,926)
Gain on short-term securities, net	(110)	(80)
Share-based compensation	-	69
(Gain) loss on dispositions of subsidiaries	(691)	17
Deferred income taxes	(298)	(1,860)
Market value (increase) decrease on commodity inventories	(44)	81
Interest accretion	98	230
Change in fair value of a loan payable measured at FVTPL	245	-
Change in fair value of real estate and investment property	(3,111)	-
Credit losses	12,531	33,640
Write-downs of inventories	1,776	-
Write-offs of payables	-	(8,640)
Provision for settlement loss	-	5,600
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities	-	(231)
Receivables	(512)	8,513
Restricted cash	271	-
Inventories	2,833	(2,054)
Deposits, prepaid and other	(825)	(903)
Assets held for sale	(3,358)	-
Short-term bank borrowings	-	(1,623)
Account payables and accrued expenses	1,288	(2,155)
Income tax liabilities	32	(1,244)
Other	(262)	202
Cash flows used in operating activities	(6,636)	(4,350)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	40	(415)
Proceeds from sales of investment property	-	1,006
Disposition of a subsidiary, net of cash and cash equivalents disposed of	(2)	(24)
Other	116	(23)
Cash flows provided by investing activities	154	544
Cash flows from financing activities:
Reduction in lease liabilities	(560)	-
Dividends paid to non-controlling interests	-	(805)
Cash flows used in financing activities	(560)	(805)
Exchange rate effect on cash and cash equivalents	(2,535)	2,222
Decrease in cash and cash equivalents	(9,577)	(2,389)
Cash and cash equivalents, beginning of period	67,760	74,870
Cash and cash equivalents, end of period	$58,183	$72,481

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

Note 1.     Nature of Business

Scully Royalty Ltd. ("SRL" or the "Company") is incorporated under the laws of the Cayman Islands. SRL and the entities it controls are collectively known as the Group in these condensed consolidated financial statements. The Group is a merchant bank that provides financial services, with its core asset being an interest in the Scully Iron Ore Mine in the Province of Newfoundland & Labrador, Canada. In addition, the Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group's investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

Note 2.     Basis of Presentation and Significant Accounting Policies

These condensed consolidated financial statements include the accounts of SRL and entities it controls. The presentation currency of these consolidated financial statements is the Canadian dollar ($), as rounded to the nearest thousand (except per share amounts).

This interim financial report has been prepared by SRL in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The Group's interim financial statements for the six months ended June 30, 2019 are in compliance with IAS 34, Interim Financial Reporting ("IAS 34"). Except as indicated below in Note 3, the same accounting policies and methods of computation are followed in these interim consolidated financial statements as compared with the most recent annual financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

In the opinion of SRL, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in SRL's latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group's merchant banking activities involve seasonality and cyclicality.

Note 3.     Accounting Policy Developments

New accounting policies for 2019

IFRS 16, Leases ("IFRS 16"), issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained.

The most significant effect of the new standard is the lessee's recognition of the initial present value of unavoidable future lease payments as right-of-use lease assets and lease liabilities on the statement of financial position, including those for most leases that would previously have been accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted. The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard results in an acceleration of the timing of lease expense recognition for leases that would previously have been accounted for as operating leases. The presentation on the statement of income and other comprehensive income required by the new standard results in the presentation of most lease expenses as depreciation of right-of-use lease assets and financing costs arising from lease. Relative to the results of applying the previous standard, although actual cash flows will be unaffected, the lessee's statement of cash flows reflects increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is the result of the presentation of the payments of the "principal" component of leases, which were previously accounted for as operating leases, as a cash flow used within financing activities under the new standard.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

Note 3.     Accounting Policy Developments (continued)

IFRS 16 supersedes IAS 17, Leases, and related interpretations and the Group adopted IFRS 16 for annual reporting periods beginning on January 1, 2019. The impacts of IFRS 16 on the Group's consolidated financial statements as of January 1, 2019 were a debit of $2,911 to the right-of-use assets with credits of $843 and $2,068, respectively, to the account payables and accrued expenses under current liabilities and other long-term liabilities when the Group applied IFRS 16 retrospectively with the cumulative effect of initially applying the standards at the date of its initial application.

In December 2017, Annual Improvements to IFRS Standards 2015-2017 Cycle amended paragraph 14 of IAS 23, Borrowing Costs. The amendments clarify that the capitalization rate to the expenditures on a qualifying asset shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, and an entity shall exclude from this calculation borrowing costs applicable to borrowings made specifically for the purpose of obtaining the qualifying asset until substantially all the activities necessary to prepare that asset for its intended use or sale are complete. The Group has applied these amendments effective January 1, 2019. There was no material impact on these interim consolidated financial statements.

In June 2017, The IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, Uncertainty over Income Tax Treatment ("IFRIC 23"), to clarify how the recognition and measurement requirements of IAS 12, Income taxes, are applied where there is uncertainty over income tax treatments.

IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities if there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that approach will be accepted by the tax authority. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

An entity is required to assume that a tax authority with the right to examine and challenge tax treatments will examine those treatments and have full knowledge of all related information. If an entity concludes that it is probable that the tax authority will accept an uncertain tax treatment that has been taken or is expected to be taken on a tax return, it should determine its accounting for income taxes consistently with that tax treatment. If an entity concludes that it is not probable that the treatment will be accepted, it should reflect the effect of the uncertainty in its income tax accounting in the period in which that determination is made.

The entity should measure the impact of the uncertainty using the method that best predicts the resolution of the uncertainty; either the most likely amount method or the expected value method. The most likely amount method might be appropriate if the possible outcomes are binary or are concentrated on one value. The expected value method might be appropriate if there is a range of possible outcomes that are neither binary nor concentrated on one value. IFRIC 23 requires consistent judgments and estimates to be applied to current and deferred taxes.

The judgments and estimates made to recognize and measure the effect of uncertain tax treatments are reassessed whenever circumstances change or when there is new information that affects those judgments. New information might include actions by the tax authority, evidence that the tax authority has taken a particular position in connection with a similar item, or the expiry of the tax authority's right to examine a particular tax treatment. IFRIC 23 states specifically that the absence of any comment from the tax authority is unlikely to be, in isolation, a change in circumstances or new information that would lead to a change in estimate.

The Interpretation is effective for annual periods beginning on January 1, 2019. The Group, on initial application, elected to apply this Interpretation retrospectively, with the cumulative effect of initially applying the Interpretation recognized at the date of initial application as an adjustment, which was $nil, to the opening balance of retained earnings.

Future Accounting Changes

In October 2018, the IASB Board amended IFRS 3, Business Combinations, ("IFRS 3") seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application is permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the current standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the current standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity's results of operations that would differ from the effect of goodwill having been recognized). Management is currently assessing the impacts and transition provisions of the amended standard; however, management expects that the Group will apply the standard prospectively from January 1, 2020. The effects, if any, of the amended standard on the Group's financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

Note 3.     Accounting Policy Developments (continued)

In October 2018, the IASB issued amendments to its definition of material to make it easier for companies to make materiality judgements. The updated definition amends IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of material and how it should be applied and ensure that the definition of material is consistent across all IFRS Standards. The changes are effective from January 1, 2020, but companies can decide to apply them earlier. Management is assessing its impacts on the Group's financial statement presentation.

Note 4.     Business Segment Information

The Group is primarily in the merchant banking business, which includes various financial services and proprietary investing activities.

In reporting to management, the Group's operating results are categorized into the following operating segments: merchant banking and all other segments.

Basis of Presentation

In reporting segments, certain of the Group's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (c) the types or classes of customers/clients for the products and services.

The Group's merchant banking segment includes its marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities. The Group is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. The Group specializes in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. The Group's merchant banking business operates in multiple geographies, and participates in industries including manufacturing and natural resources. The Group also seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period.

The all other segment includes the Group's corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group's: (a) reported revenue; (b) net income; or (c) total assets. The Group's all other operating segment primarily includes business activities in medical supplies and services.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B to the Company's audited consolidated financial statements for the year ended December 31, 2018. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group's reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment's assets and liabilities; and (e) deferred income tax assets and liabilities are not allocated.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

Note 4.    Business Segment Information (continued)

Segment Operating Results

	Six months ended June 30, 2019
	Merchant banking	All other	Total
Revenue from external customers	$62,846	$3,652	$66,498
Intersegment sale	1,501	39	1,540
Interest expense	177	17	194
Loss income before income taxes	(10,674)	(5,709)	(16,383)

	Six months ended June 30, 2018
	Merchant banking	All other	Total
Revenue from external customers	$75,572	$2,511	$78,083
Intersegment sale	1,297	97	1,394
Interest expense	1,588	1	1,589
Loss before income taxes	(26,354)	(6,635)	(32,989)

Note 5.     Capital Stock

The authorized share capital of SRL consists of US$450,000 divided into 300,000,000 common shares of US$0.001 par value per share and 150,000,000 preference shares divided into US$0.001 par value per share.

As at June 30, 2019, there are 12,534,801 Common Shares issued and outstanding.

All the Company's treasury stock is held by the Company itself.

Note 6.     Condensed Consolidated Statements of Operations

Revenue

The Group's revenue comprised:

Six months ended June 30:	2019	2018
Merchant banking products and services	$60,328	$72,067
Interest	704	412
Other	5,466	5,604
Revenue	$66,498	$78,083

Expenses

The Group's costs of sales and services comprised:

Six months ended June 30:	2019	2018
Merchant banking products and services	$60,874	$66,184
Credit losses	12,531	33,640
Market value (increase) decrease on commodity inventories	(44)	81
(Gain) loss on derivative contracts, net	(437)	74
Write-down of inventories	1,776	-
(Gain) loss on subsidiaries	(691)	17
Fair value loss on a loan payable measured at FVTPL	245	-
Other	(31)	(5,176)
Total costs of sales and services	$74,223	$94,820

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

Note 7.     Share-Based Compensation

The following table is a summary of the changes in stock options granted under the 2017 Plan during the six months ended June 30, 2019:

	2017 Plan
	Number of options	Weighted average exercise price per share
		(US$)
Outstanding as at December 31, 2018	450,000	8.76
Expired	(4,000)	8.76
Canceled	-
Granted	-
Outstanding as at June 30, 2019	446,000	8.76
As at June 30, 2019:
Options exercisable	446,000

The following table summarizes the share-based compensation expenses recognized by the Group:

Six months ended June 30:	2019	2018
Share-based compensation expenses arising from stock options granted by the Company	$-	$69

On May 12, 2018, a Group executive surrendered for cancellation 20,000 options to purchase the Company's common shares. On the same date, the Company granted to a different employee options to purchase 20,000 of the Company's common shares at an exercise price of US$8.76 per share. The options vested immediately and expire on December 1, 2027. The aggregate fair value of options granted was $69 which was recognized as share-based compensation expense in the Group's consolidated statement of operations for the six months ended June 30, 2018.

Note 8.     Earnings per Share

Earnings per share data for the six months ended June 30 is summarized as follows:

Six months ended June 30:	2019	2018
Basic loss available to holders of common shares	$(16,406)	$(31,973)
Effect of dilutive securities:	-	-
Diluted loss	$(16,406)	$(31,973)

	Number of Shares
	2019	2018
Weighted average number of common shares outstanding — basic	12,534,801	12,534,801
Effect of dilutive securities:
Options	-	-
Contingently issuable shares	-	-
Weighted average number of common shares outstanding — diluted	12,534,801	12,534,801

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

Note 9.     Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence the operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include SRL's directors, President, Chief Executive Officer and Chief Financial Officer, as well as any person and entity which have significant influence over SRL. These related party transactions are conducted in arm's-length transactions at normal market prices and on normal commercial terms. In one situation, certain expenses of the Group were settled by a company owned by the Group's President / Chief Executive Officer at cost and are either subsequently reimbursed or advanced.  This arrangement is in place to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. As at June 30, 2019, the Group had net receivables of $4,776 related to this arrangement. In addition to transactions disclosed elsewhere in these condensed consolidated financial statements, the Group had the following transactions with related parties:

Six months ended June 30:	2019	2018
Interest income	$4	$-
Reimbursements of general and administrative expenses, at cost	$(241)	$-

As at June 30:	2019	2018
Receivables	$854	$-
Receivables (included in assets held for sale)	$3,922	$-

Note 10.   Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

Litigation

The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material as at June 30, 2019.

Guarantees

Guarantees are accounted for as contingent liabilities unless it becomes probable that the Group will be required to make a payment under the guarantee.

In the normal course of its merchant banking activities, the Group issues guarantees to its trade and financing partners in order to secure financing facilities. Upon the use or drawdown of the underlying financing facilities, the financing facilities are recorded as liabilities on the consolidated statement of financial position such as short-term bank borrowings or debt. Accordingly, the issued guarantees relating to such financing facilities that are used or drawn are not considered contingent liabilities or off-balance sheet transactions. As at June 30, 2019, the Group had no unrecorded contingent liabilities relating to outstanding guarantees issued to its trade and financing partners in the normal course of its merchant banking activities.

Note 11.   Subsequent Events

On August 16, 2019, one of the Group's subsidiaries in Europe issued a seven-year secured bond with a principal amount of EUR 25 million and an annual interest rate of 4%. The bond is secured by the Group's investment property and real estate held for sale and the shares of the subsidiaries holding the investment property and real estate assets.

The Group sold certain European subsidiaries in metals processing industries for approximately their net asset value in the second half of 2019. These subsidiaries were not material from a net income, total asset or net asset perspective.

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the Group in the amount of approximately EUR 43 million. The Group believes such claim is without merit and intends to vigorously defend such claim. Currently, based upon the information available to us, we do not believe that there will be a material adverse effect on our financial condition or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, the Company cannot provide certainty as to the outcome.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

Note 12.   Approval of Consolidated Financial Statements

This interim financial report was approved by the Board of Directors and authorized for issue on December 30, 2019.

NEWS RELEASE
Scully Royalty Ltd. 1 (844) 331 3343 info@scullyroyalty.com

Hong Kong (December 31, 2019) . . . Scully Royalty Ltd. (the “Company”) (NYSE: SRL) announces that it has issued its semi-annual report (the "Semi-Annual Report") for the six months ended June 30, 2019, a copy of which is available under the Company's profile at www.sec.gov.

All Stakeholders are encouraged to:

•	read the entire Semi-Annual Report, which includes the Company's unaudited financial statements and management's discussion and analysis for the six months ended June 30, 2019 and other corporate updates, for a greater understanding of the Company's business and operations; and

•	direct any questions regarding the information in the Semi-Annual Report to the Company's North American toll free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with senior management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	December 31, 2019